Exhibit 99.2

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:

Algonquin Power & Utilities Corp. announces dates for 2010 first quarter financial results release and conference call

OAKVILLE, ON, April 16 /CNW/—Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced plans to release 2010 first quarter financial results the afternoon of Thursday, May 6, 2010. APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, May 7, 2010, hosted by Chief Executive Officer Ian Robertson and Chief Financial Officer David Bronicheski.

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Conference call details are as follows:

Date: Friday, May 7, 2010

Start Time: 10:00 a.m. eastern

Phone Number: Toll free within North America: 1-877-974-0445 or local

416-644-3416.

Conference ID No.: 4283874

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For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-877-289-8525 or 416-640-1917 access code 4283874 followed by the number sign from May 7, 2010 until May 14, 2010.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of approximately $1 billion of clean renewable electric generation and sustainable utility distribution assets in North America. Algonquin Power Co., APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 14 thermal energy facilities representing more than 480 MW of installed capacity. Liberty Water Co., APUC’s water utility subsidiary, provides regulated utility services to more than 70,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems. Pursuant to a previously announced agreement, APUC is committed to acquiring the California based regulated utility electric distribution and generation assets of NV Energy which serve approximately 47,000 retail electricity distribution customers. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at

www.AlgonquinPowerandUtilities.com.

%SEDAR: 00014832E

/For further information: Kelly Castledine, Algonquin Power & Utilities Corp., 2845 Bristol Circle, Oakville, Ontario, L6H 7H7, Telephone: (905) 465-4500, Website:

www.AlgonquinPowerandUtilities.com/

(AQN.)

CO: Algonquin Power & Utilities Corp.

CNW 15:33e 16-APR-10